

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Lawrence Goodfield
Chief Accounting Officer
Drive Shack Inc.
218 W. 18th Street, 3rd Floor
New York, NY 10011

> **Re: Drive Shack Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 6, 2020**
> **File No. 001-31458**

Dear Mr. Goodfield:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services